CSS Industries, Inc.
1845 Walnut Street, Suite 800
Philadelphia, PA 19103
215-569-9900
November 8, 2011
Linda Cvrkel
Branch Chief
United Stated Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CSS Industries, Inc. Form 10-K for the Year Ended March 31, 2011 Filed May 26, 2011 File No. 001-02661
Dear Ms. Cvrkel:
This letter sets forth the response of CSS Industries, Inc. (the “Company” or “CSS”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the above-referenced filing, which were transmitted to the Company by letter dated October 11, 2011. This response letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.
Set forth below are the Staff’s comments, indicated in italics, together with the responses thereto by the Company.
Form 10-K for the Year Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17
1.	In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
In future filings, the Company will expand its liquidity discussion to cover the three-year period covered by the financial statements.

United Stated Securities and Exchange Commission
November 8, 2011

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Product Development Costs, page 34
2.	We note from the disclosure in the last paragraph on page 34 that historically the Company had been amortizing its product development costs for certain products over a selling period of six to twelve months. We also note that during fiscal 2010, the Company revised the amortization period for certain product development costs to two years to better align with the period over which the Company expects to utilize the assets. Please tell us the nature of the events or changes in circumstances that led management to its conclusion that the amortization period for these assets should be increased to two years. Also, please revise the notes to the Company’s financial statements to include all of the disclosures required by ASC 250-10-50-4 with respect to this change in estimate.
As disclosed in our annual financial statements, product development costs consist of purchases of outside artwork, printing plates, cylinders, catalogs and samples. For seasonal products, the Company typically begins to incur product development costs approximately 18 to 20 months before the applicable holiday event. Historically, these costs have been amortized monthly over the selling season, which is generally within two to four months of the holiday event. Development costs related to all occasion products are incurred within a period beginning six to nine months prior to the applicable sales period. Historically, these costs generally have been amortized over a six to twelve month selling period.
A significant portion of our product development costs consist of outside artwork, printing plates, and cylinders whose useful lives are dependent on market factors and the Company’s ability to use these assets to effectively develop products for our customers. Generally, the useful lives of our product development assets are not limited to a specific selling season.
Historically, the Company’s business practice was to replace product development assets each year and not reuse them in the following year’s product line. Therefore, all product development costs were amortized over the first selling season.
To improve operating results and generate cash savings to the Company, particularly in certain of the Company’s seasonal lines, the Company implemented new business practices in its fiscal year ended March 31, 2010 pursuant to which the Company’s operating companies were required to reevaluate the existing and future product development assets in order to identify specific assets that would be re-used in the Company’s fiscal 2011 and future product lines. As a result of this change in business practice, the Company identified certain product development assets that were reused in the Company’s fiscal 2011 product lines. Accordingly, the Company also changed its estimate of useful life for a portion of the costs for product development to align with these new policies. The aggregate amount of product development costs, the estimated life of which was extended to two selling seasons and that remained on the balance sheet as of March 31, 2010, was $734,000. The effect of this change on the Company’s consolidated financial statements was not material.

United Stated Securities and Exchange Commission
November 8, 2011

Note 9. Long-Term Debt and Credit Arrangements, page 45
3.	We note from your disclosure on page 9 that your borrowing arrangements contain a number of restrictive covenants, including a restriction on paying dividends. Please revise your disclosure in Note 9 in future filings to disclose the nature of all restrictive covenants including those which limit the payment of dividends. See Rule 4-08(e) of Regulation S-X.
In future filings, the Company will expand its disclosure in its applicable debt footnotes in accordance with Rule 4-08(e) of Regulation S-X to disclose the nature of restrictive covenants, including those which limit the payment of dividends.
Note 11. Fair Value of Financial Instruments, page 47
4.	We note your disclosures related to the fair value of financial assets and liabilities measured at fair value on a recurring basis. Please revise the notes to the financial statements in future filings to include the disclosures set forth in ASC 820-10-50-5 for all assets and liabilities measured at fair value on a non-recurring basis such as the property and equipment, intangible assets, and goodwill that were impaired during fiscal 2010 and 2011.
In future filings, the Company will expand its notes to the financial statements to include the disclosures set forth in ASC 820-10-50-5 for all assets and liabilities measured at fair value on a non-recurring basis.
Form 10-Q for the Quarter Ended June 30, 2011
Note 1. Summary of Significant Accounting Policies
Use of Estimates, page 7
5.	We note your disclosure that in fiscal 2011 you allocated expected annual incentive compensation expense on a straight-line basis but beginning in the first quarter of fiscal 2012, in order to better align the incentive compensation expense to the seasonal nature of the business, you began to charge incentive compensation expense to the periods in which profits are generated. Please explain to us how incentive compensation expense is earned by the employees and tell us whether it is earned only when profits are generated or over the entire year. Also, please tell us how incentive compensation expense will be recorded in a situation where you do not generate any profits during fiscal 2012.
We provide certain of our employees with an opportunity to earn annual incentive compensation awards under the Company’s Management Incentive Program (“MIP”). Our MIP is designed so a meaningful portion of an employee’s target compensation (i.e., salary, plus target annual incentive compensation) is based on the achievement of certain performance goals. Annual compensation awards are dependent on the outcome of either two or three performance components referred to as (i) CSS performance, (ii) business unit performance for divisional employees and (iii) discretionary.

United Stated Securities and Exchange Commission
November 8, 2011

The sole metric for determining whether, and the extent to which, the CSS performance component is paid is diluted earnings per share (“EPS”) for CSS. No amounts are paid under the CSS performance component unless CSS achieves EPS in excess of a minimum “threshold” level determined by the Human Resources Committee of the Company’s Board of Directors (the “Human Resources Committee”). If the minimum EPS threshold level is exceeded, the payout under the CSS performance component depends on the extent to which actual EPS exceeds the minimum level. As EPS exceeds the minimum level, the award payouts would be higher, and the magnitude of the increase would be determined by the extent to which the achieved level of EPS exceeds the minimum level. The Human Resources Committee also establishes “target” and “maximum” EPS levels that must be reached in order for the CSS performance component to be paid at these respective levels.
The sole metric for determining whether, and the extent to which, the business unit performance component is paid is operating income for the applicable business unit. For the applicable business unit, no amounts are paid under this component unless the applicable business unit achieves operating income in excess of a minimum “threshold” level determined by the Human Resources Committee. If the minimum operating income threshold is exceeded, the amount paid under the business unit performance component will depend on the extent to which actual operating income exceeds the minimum level. The Human Resources Committee also establishes “target” and “maximum” operating income levels that must be reached in order for the business unit performance component to be paid at these respective levels.
With regard to the discretionary component, payouts (if any) are determined in the sole discretion of the Human Resources Committee.
Additionally, the Human Resources Committee retains discretion to reduce or eliminate any payout under each component of a MIP award based on individual performance or any other factors that the Human Resources Committee deems appropriate. In addition, payouts under the MIP are contingent on the employee being employed by us at the time that the payout is made.
Our Human Resources Committee selected EPS as a principal measure of performance because it believes it is the fundamental “bottom line” indicator of the ability of our MIP-eligible employees to enhance return for our stockholders. Our Human Resources Committee selected business unit operating income as a performance measure because it provides a reliable overall measure of the performance of the operations for which MIP-eligible employees have business unit responsibility. At the time that our Human Resources Committee set the minimum and target levels for EPS and operating income, it believed that results above the minimum levels were reasonably attainable with a strong performance, and that results near or at the target levels would be challenging to achieve. Our Human Resources Committee also believed that actual achievement of the minimum and target levels for both EPS and operating income was substantially uncertain.

United Stated Securities and Exchange Commission
November 8, 2011

CSS’s business is highly seasonal, and we typically incur operating losses in our first and fourth fiscal quarters. Since incentive compensation under the CSS performance and business unit performance components of the MIP are based on generating certain EPS or operating profits levels, no incentive compensation is earned in those two quarters. For the discretionary component, while possible, we consider it unlikely that discretionary incentive compensation would be awarded in a period where no profits were generated. Thus, no incentive compensation would be earned and no incentive compensation expense would be recorded and paid if no profits were generated in our fiscal year ending March 31, 2012.
Note 5. Business Restructuring, page 11
6.	We note your disclosure that during the three months ended June 30, 2011, $2,498,000 related to the write down of inventory to net realizable value is included in cost of sales related to the closing of the Cleo manufacturing plant. In light of the disclosure in Note 1 to the Form 10-K that in the fourth quarter of fiscal 2011 there were indicators such as projected future operating and cash flow losses that led to an impairment analysis of the long-lived assets related to the Cleo manufacturing plant in fiscal 2011, please explain to us why you believe that the inventory related to this facility was appropriately recorded at the lower of cost or market at March 31, 2011.
We believe that the inventory related to the Cleo manufacturing plant was appropriately recorded at the lower of cost or market at March 31, 2011. In conjunction with the preparation of our annual financial statements as of and for the year ended March 31, 2011, we performed an evaluation of the net realizable value of the Company’s inventory. Our evaluation of the net realizable value considered among other factors, future sales and demand forecasts, available markets (e.g. mass market, closeout channels, etc), price levels, physical obsolescence, quantities on hand, and historical recovery rates. We believe adequate reserves were recognized against inventory to properly state them at the lower of cost or market. In May 2011, the Company approved a plan to close the Cleo manufacturing facility, and we planned to move the gift wrap business to an import model, and transition to foreign suppliers the sourcing of our seasonal wrap needs. At the time we were preparing our financial statements as of and for the year ended March 31, 2011 we planned to remain in the seasonal wrap market, selling our inventory through normal channels, and we believed that historical recovery rates were appropriate as a basis for net realizable value analysis. Thus, it was not appropriate to use liquidation assumptions at that time. Inventory levels as of March 31, 2011 were approximately 55% of the level at June 30, 2011, with finished goods representing approximately 14% of our net inventory, as we had not yet started our inventory production for the Christmas 2011 selling season.

United Stated Securities and Exchange Commission
November 8, 2011

In July 2011, as were preparing our financial statements as of and for the quarter ended June 30, 2011, negotiations were taking place with a potential buyer of our seasonal wrap business. As those negotiations progressed, it became apparent that, if a transaction were consummated, we would most likely not move to an import model but that we would exit the seasonal wrap business, and that we would not be able to realize our historical recovery rates on our inventory since we would likely have a reduced period of time in which to recover the value of inventory. We considered these new circumstances and information as we performed our evaluation of the net realizable value of inventory for the quarter ended June 30, 2011. Specifically, we assumed that we would liquidate our inventory by December 31, 2011, rather than over the normal course of business, which would have been the case if we had continued with our plan to transition to foreign suppliers the sourcing of our seasonal wrap needs. We believe these changes in assumptions represent a change in estimate based on new information and developments that occurred subsequent to issuing our annual financial statements for the year ended March 31, 2011. Accordingly, we believe the write down of inventory to net realizable value was appropriate as of and for the three months ended June 30, 2011.
Form 8-K filed on September 15, 2011
Exhibit 99.1
Unaudited Pro Forma Consolidated Balance Sheets
7.	We note your disclosure in Note 1 that the unaudited pro forma balance sheet as of June 30, 2011 is presented as if the sale of the seasonal wrap business had occurred on June 30, 2011. However, we note from your pro forma balance sheet that as of June 30, 2011 the assets that were sold have been reclassified to discontinued operations but still remain on the balance sheet and have not been considered in determining the gain or loss to be recognized on the disposal of the business. In light of the fact that the pro forma balance sheet assumes the sale of the seasonal wrap business occurred on June 30, 2011 and the consideration received has been recorded on the balance sheet, we believe that the assets and liabilities of this business should be removed from the pro forma balance sheet and reflected in the calculation of the gain or loss recognized on disposal of the business. If the assets and liabilities of the sold business are not being transferred to the buyer until a later date, please explain the circumstances to us and revise your disclosures in the introductory note to the pro forma financial statements to clearly explain the transaction.
On September 9, 2011, we and our Cleo Inc (“Cleo”) subsidiary entered into and consummated the transaction contemplated by an Asset Purchase Agreement (the “Agreement”) for the sale of the Christmas gift wrap portion of Cleo’s business and certain Cleo assets to Impact Innovations, Inc. (“Impact”). Under the terms of the Agreement, Impact acquired certain Cleo assets, including certain equipment, contract rights, customer lists, intellectual property and other intangible assets. These assets had no remaining net book value on the historical general ledger of Cleo. The Agreement specifically excluded from the sale certain other assets, including accounts receivable and inventory. As the closing of this transaction occurred as we began shipping the Christmas 2011 gift wrap to customers, the parties agreed that Cleo would retain the right and obligation to fulfill all customer orders for Cleo Christmas gift wrap products for the Christmas 2011 season in order to avoid any disruptions in the flow of supply to the customers. It is our intent to sell the inventory in the normal course of business through the Christmas 2011 season and collect accounts receivable relating to the Christmas 2011 gift wrap business and accounts receivable generated from the sale of such inventory. Cleo will retain the proceeds from the liquidation of the inventory and accounts receivable. Accordingly, these specific assets and liabilities of the Cleo business were not removed from the unaudited pro forma balance sheet as of June 30, 2011 as these assets and liabilities were not sold to Impact and are not being transferred to Impact. Because these assets and liabilities were retained by us, and not sold, under the Agreement, they were not reflected in the calculation of the gain or loss recognized on the disposal of the business, and should remain on the unaudited pro forma balance sheet.

United Stated Securities and Exchange Commission
November 8, 2011

8.	We note from the pro forma balance sheet that the pro forma adjustments include a significant amount of inventory that is being reclassified to discontinued operations. However, we note from your disclosure under Item 1.01 of the Form 8-K that it appears Cleo’s inventory, as well as accounts receivable, were excluded from the sale. Please revise to clearly disclose the nature and amount of any assets and liabilities related to Cleo’s business that were not sold as part of this transaction and explain to us how you intend to present these assets and liabilities on the financial statements going forward. Also, if you intend to classify any assets and liabilities of Cleo’s business as discontinued operations prior to the point at which those assets and liabilities are transferred to the buyer, please explain to us why you believe your presentation is appropriate. See example in ASC 205-20-55-47.
As mentioned above in response 7, Cleo’s inventory and accounts receivable were specifically excluded from the sale of our Christmas gift wrap business to Impact under the terms of the Agreement. Such assets, along with a small amount of cash, other current assets and current and long term liabilities, remained with the Cleo operation and will be realized in the normal course of business. The amounts of these assets ($21.3 million as of June 30, 2011) and liabilities ($6.8 million as of June 30, 2011) are identified as the assets and liabilities of discontinued operations in the unaudited pro forma balance sheet as of June 30, 2011. It is our intention to classify such assets and liabilities as discontinued since these assets and liabilities were not transferred to Impact and we will exit the seasonal wrap business after the Christmas 2011 season. We believe the presentation of these assets and liabilities as discontinued is appropriate because the criteria specified in ASC 205-20 are met. Those criteria are 1) the operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the enterprise as a result of the disposal transaction and 2) the entity will not have any significant involvement in the operations of the component after the disposal transaction. While Cleo will continue to sell the inventory to our customers through the Christmas 2011 season, Cleo will not sell seasonal wrap within one year of the date of the Agreement. Contemporaneous with the Agreement, we entered into a non-competition agreement with Impact, under the terms of which we have certain non-competition and non-solicitation obligations with respect to the seasonal wrap business. Thus, we believe the presentation of these assets and liabilities as discontinued is appropriate.
We do not believe the example in ASC 205-20-55-47 is analogous to the Company’s specific transaction. Specifically, in the example in ASC 205-20-55-7, the entity decides to remain in the bicycle business and sells a manufacturing facility that is part of the larger cash-flow generating group. As described above, the Company is completely exiting the seasonal wrap business thereby eliminating the operations and cash flows of the group.

United Stated Securities and Exchange Commission
November 8, 2011

Notes to Unaudited Pro Forma Consolidated Balance Sheets and Statements of Operations
Note 2. Pro Forma Adjustments
9.	We note your disclosure in footnote (E) that the pro forma adjustments consider the general intra-period allocation rules for income taxes. Please revise to disclose how the income tax amount used in the pro forma adjustment was calculated or determined, including the amount of the effective tax rate used in the calculation.
The income tax effects of the pro forma adjustments were determined using the effective tax rates for the Cleo operations for each reported period. The effective tax rates were based on the statutory tax rates in effect during the respective periods, adjusted for permanent differences related to the assets and liabilities not being transferred to the buyer. For interim reporting periods, effective tax rates were determined under the provisions of ASC 740-270. The effective tax rates used in the calculations for each period were as follows:

Quarter ended June 30, 2011	35.0%
Quarter ended June 30, 2010	34.9%
Year ended March 31, 2011	36.0%
Year ended March 31, 2010	35.8%
Year ended March 31, 2009	33.0%
We have included the respective effective tax rates in our Form 10-Q as of and for the quarter ended September 30, 2011 that was filed on Monday, November 7, 2011.
* * *

United Stated Securities and Exchange Commission
November 8, 2011

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please address them to the undersigned at (215) 569-9900.
Sincerely,

CSS INDUSTRIES, INC.

By:	/s/ Vincent A. Paccapaniccia Vincent A. Paccapaniccia
Chief Financial Officer

cc:	Claire Erlanger, Esquire, United States Securities and Exchange Commission Justin W. Chairman, Esquire, Morgan, Lewis & Bockius LLP